UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

CREATIVE LEARNING CORPORATION
(Name of Registrant as Specified in Its Charter)

FRANVENTURES, LLC BRIAN PAPPAS CHRISTINE H. PAPPAS WALTER RAMSLEY MARK D. SHAW DAVID K. WALDMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 20, 2016

FRANVENTURES, LLC

___________________, 2016

Dear Fellow Stockholder:

FranVentures, LLC, together with Brian Pappas and the other participants in this solicitation (collectively, “FranVentures” or “we”), are the beneficial owners of an aggregate of 2,363,579 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Creative Learning Corporation, a Delaware corporation (“CLC” or the “Company”), representing approximately 19.5% of the outstanding shares of Common Stock and making us the Company’s largest stockholder. Through the enclosed Consent Statement, we are soliciting your consent for the following proposals:

Proposal 1 – Remove without cause Michael Gorin, Charles Grant, JoyAnn Kenny-Charlton and Joseph Marucci, and any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships on or after December 9, 2016 and prior to the effective date of these proposals; and

Proposal 2 – Elect FranVentures’ three nominees, Walter Ramsley, Mark D. Shaw and David K. Waldman, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about December __, 2016. We urge you not to sign any revocation of consent card that may be sent to you by CLC. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to FranVentures at the address listed on the following page, or to the principal executive offices of CLC.

If you have any questions or require any assistance with your consent, please contact FranVentures, at its address and number on the following page.

Thank you for your support.

/s/ Brian Pappas

Brian Pappas
FranVentures, LLC

FRANVENTURES, LLC 796 CYPRESS CROSSING TRAIL ST. AUGUSTINE, FLORIDA 32095 (904) 825-0873

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 20, 2016

CREATIVE LEARNING CORPORATION
_________________________

CONSENT STATEMENT
OF
FranVentures, llc
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of Creative Learning Corporation, a Delaware corporation (“CLC” or the “Company”), by FranVentures, LLC and the other participants named herein (collectively, “FranVentures,” “we,” “our” or “us”), in connection with our solicitation of written consents to remove four members of the current Board of Directors of the Company (the “Board”) representing all the directors of the Company, and replace them with our highly-qualified nominees. As a group of significant stockholders of the Company, with aggregate ownership of 2,363,579 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), constituting approximately 19.5% of the outstanding shares, FranVentures believes that the Board must be significantly and immediately reconstituted to ensure that the best interests of the stockholders, the true owners of CLC, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Remove without cause Michael Gorin, Charles Grant, JoyAnn Kenny-Charlton and Joseph Marucci, and any person (other than those elected by this consent solicitation) elected or appointed to the Company’s Board of Directors (the “Board”) to fill any vacancy on the Board or any newly created directorships on or after December 9, 2016 and prior to the effective date of these proposals (the Removal Proposal); and

Proposal 2 – Elect FranVentures’ three nominees, Walter Ramsley, Mark D. Shaw and David K. Waldman, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of CLC on or about December __, 2016.

We are soliciting your consent in favor of the adoption of the Removal Proposal and the Election Proposal because we believe CLC stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all CLC stockholders.

1

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below). [1] Each Proposal will be effective without further action when we deliver to CLC such requisite number of consents. Proposal 1 (Removal Proposal) is not subject to, or conditioned upon, the effectiveness of Proposal 2 (Election Proposal). The Election Proposal is conditioned, in part, upon the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than three directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then FranVentures intends to fill the vacancies in the following order: Walter Ramsley, Mark D. Shaw and David K. Waldman.

On December 9, 2016, FranVentures delivered to the Secretary of CLC a signed written consent to the Proposals, which established December 9, 2016 as the record date (the “Record Date”) for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation. According to the Company, as of the Record Date, there were 12,100,409 shares of Common Stock outstanding, as reported in Form 10-K, filed with the SEC on September 13, 2016, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to CLC within 60 days of the earliest dated written consent delivered to CLC. FranVentures delivered a written consent to CLC on December 9, 2016. Consequently, by February 7, 2017, FranVentures will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date. We intend to set January 31, 2017 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

FranVentures reserves the right to submit to CLC consents at any time within 60 days of the earliest dated written consent delivered to CLC. See “Consent Procedures” for additional information regarding such procedures.

As of December 9, 2016, FranVentures is the beneficial owner of an aggregate of 2,363,579 shares of Common Stock, representing approximately 19.5% of the outstanding shares of Common Stock of the Company. FranVentures intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were 12,100,409 shares of Common Stock outstanding, as reported in Form 10-K, filed with the SEC on September 13, 2016. The mailing address of the principal executive offices of CLC is 701 Market Street, Suite 113, St. Augustine, Florida 32095.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY FRANVENTURES AND NOT BY OR ON BEHALF OF THE COMPANY. FRANVENTURES URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at www.sec.gov pursuant to the EDGAR system

[1] To the extent that Article II, Section 2.14(a) of Company’s Amended and Restated Bylaws purports to require the unanimous consent of stockholders to the Removal Proposal to effect the Election Proposal in the manner contemplated in this Consent Statement, FranVentures believe Article II, Section 2.14(a) is unenforceable and invalid under the Delaware General Corporation Law (“DGCL”) as contrary to (i) the right of stockholders to remove directors without cause, pursuant to Section 141(k) of the DGCL, and (ii) the right of stockholders to take any action by written consent that would otherwise be authorized at any meeting of stockholders, pursuant to Section 228(a) of the DGCL.

2

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. FranVentures urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

FRANVENTURES, LLC 796 CYPRESS CROSSING TRAIL ST. AUGUSTINE, FLORIDA 32095 (904) 825-0873

3

BACKGROUND TO THE SOLICITATION

The following is a chronology of our involvement at CLC to date and the material events leading up to this consent solicitation.

•	On June 1, 2010, certain members of FranVentures obtained their shares of Common Stock in connection with an exchange of shares to obtain control of CLC.
•	On July 22, 2015, following new directors being appointed to the Board by recent investors in CLC and Brian Pappas’ challenges to the direction of the Company, the Board removed Mr. Pappas as Chief Executive Officer of the Company and then terminated him as CEO on October 2, 2015.
•	Christine H. Pappas, who is also the wife of Mr. Pappas, was the human resources and payroll manager for the Company. Mrs. Pappas was terminated by the Company on August 6, 2015.
•	There is currently litigation pending between the Pappas’ and the Company with both the Company and the Pappas’ making claims against each other. A copy of the Complaint and the counterclaim by the Company are included in the Schedule 13D filed on October 27, 2016 by FranVentures, LLC, Mr. Pappas and Mrs. Pappas and available at www.sec.gov pursuant to the EDGAR system. The litigation is also described in the Company’s most recent Form 10-K at pages 18-19.
•	On January 23, 2016, Mr. Pappas resigned as a director of the Company. In his resignation letter, Mr. Pappas stated that he had serious concerns regarding the operations, policies and practices of the Company that he believed had resulted in the substantial decline of CLC’s stock price and its business prospects. In his resignation letter and again in a follow-up email to the Board, Mr. Pappas listed certain reasons for resigning. In addition, Mr. Pappas stated that the Company’s actions since July 22, 2015 have made it impossible for him to fulfill his obligations as a director.
•	In June 2016, Mr. Pappas discussed with representative of the Company the possibility of an amicable settlement whereby the Company’s management would resign to avoid a costly proxy contest in favor of a slate of directors proposed by Mr. Pappas and other stockholders of the Company who Mr. Pappas believe would support his efforts.
•	On June 21, 2016, the Board approved the Amended and Restated Bylaws, which, among other things, (i) removed the ability of stockholders to call a special meeting and (ii) increased the percentage of shares of Common Stock required to amend the Company’s bylaws from a majority of the Company’s shares of Common Stock outstanding to no less than two-thirds of the Company’s shares of Common Stock outstanding.
4

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

FranVentures is making this solicitation. See “Additional Participant Information” for additional information regarding FranVentures and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to two corporate actions: (1) the Removal Proposal and (2) the Election Proposal.

FranVentures is asking you to consent to the Removal Proposal and the Election Proposal to remove four of CLC’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Nominees.

WHY ARE WE SOLICITING YOUR CONSENT?

We have concerns about the competence of the current Board and current management and believe that the Board could be improved by the addition of directors who represent stockholder interests. If our Nominees are elected to the Board, we intend to form an executive search committee to interview highly qualified candidates for the role of Chief Executive Officer of the Company.

WHO ARE THE NOMINEES?

FranVentures is asking you to elect each of Walter Ramsley, Mark D. Shaw and David K. Waldman as a director of CLC. Collectively, they have significant operating, financial, and transaction experience across a variety of sectors. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals. FranVentures delivered a signed written consent to the Proposals on December 9, 2016, which set December 9, 2016 as the Record Date for this consent solicitation. According to the Company’s Form 10-K filed with the SEC on September 13, 2016, as of the Record Date, there were 12,100,409 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company. FranVentures delivered its written consent to the Company on December 9, 2016. Consequently, FranVentures will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than February 7, 2017. Nevertheless, we intend to set January 31, 2017 as the goal for submission of written consents. Effectively, this means that you have until January 30, 2017 to consent to the Proposals.

5

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, [2] provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. According to the Company’s Form 10-K filed with the SEC on September 13, 2016, as of the Record Date, there were 12,100,409 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least 6,050,205 shares of outstanding voting securities would be necessary to effect these Proposals. As of the Record Date, FranVentures beneficially owned in the aggregate 2,363,579 shares of Common Stock, representing approximately 19.5% of the outstanding shares of Common Stock of the Company.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call FranVentures at the number listed below.

FRANVENTURES, LLC 796 CYPRESS CROSSING TRAIL ST. AUGUSTINE, FLORIDA 32095 (904) 825-0873

[2] To the extent that Article II, Section 2.14(a) of Company’s Amended and Restated Bylaws purports to require the unanimous consent of stockholders to the Removal Proposal to effect the Election Proposal in the manner contemplated in this Consent Statement, FranVentures believe Article II, Section 2.14(a) is unenforceable and invalid under Delaware law as contrary to (i) the right of stockholders to remove directors without cause, pursuant to Section 141(k) of the DGCL, and (ii) the right of stockholders to take any action by written consent that would otherwise be authorized at any meeting of stockholders, pursuant to Section 228(a) of the DGCL.

6

REASONS FOR THE SOLICITATION OF CONSENTS

THE MEMBERS OF FRANVENTURES ARE THE LARGEST GROUP OF STOCKHOLDERS OF CLC REPRESENTING APPROXIMATELY 19.5% OF THE OUSTANDING SHARES. FRANVENTURES BELIEVES THAT STOCKHOLDER REPRESENTATIVES ARE NEEDED IN CLC’S BOARDROOM TO HELP ENSURE THAT THE STOCKHOLDERS’ BEST INTERESTS ARE REPRESENTED

Given the significant deterioration in the Company’s stock price since Mr. Pappas’s removal as CEO in July 2015, we have serious concerns about the competence of the current Board and current management which stem from the following factors, among others: (i) the hiring and promotion of Company officers who lack the expertise to market and sell franchises and to maintain positive relationships with the franchisees, (ii) the termination of three of the Company’s top franchise sales consultants, (iii) the divestiture of the Challenge Island franchise and (iv) the lowering of the minimum royalty fee, which we believe will reduce stockholder equity but not address the principal issue facing the franchisees. We believe the severity of these issues are reflected on the Company’s Annual Report on Form 10-K for fiscal 2015, wherein net income $858,000 for fiscal 2014 decreased to a net loss of $457,000 in fiscal 2015, or $1,315,000, which the Company attributes “primarily due to lower franchise fee revenues.” If our Nominees are elected, we intend to form an executive search committee interview and ultimately select a highly qualified Chief Executive Officer to return the Company to profitability. The Nominees do not intend to hire Mr. Pappas as CEO. With his assistance, they intend to interview potential candidates, including the current CEO, Michelle Cote, if she is willing to be interviewed, to determine the best available candidate for the position.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified three highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company. Further, we believe that deterioration in the Company’s stock price warrants the addition of direct stockholder representatives on the Board, whose interests we believe are closely aligned with those of all stockholders and who will work protect the best interests of CLC’s stockholders.

Walter Ramsley, age 65, served as a Partner of Walrus Partners LLC, a registered investment adviser based in Minneapolis and devoted to the management of equity assets for high net worth, family office and institutional clients, from 1997 until his departure in December 2015. In addition, Mr. Ramsley has served as a consultant to Walrus Partners LLC, since January 2016. He has served as Executive Editor of various newsletters focused on high-performance emerging growth companies include Walter Ramsley’s Special Situation Letter, from 1998 to 2007, the Financial Research Center (FRC) Special Situations Letter, from 1985 to 1998, and as Assistant Editor of Value Line Special Situations Service, from 1976 to 1980. From 1980 to 1985, Mr. Ramsley served as Senior Analyst of Market Planning and Development at Wang Laboratories, Inc., a computer hardware company. Mr. Ramsley began his career in 1973 as a Managerial Accountant at Continental Baking Company, a subsidiary of International Telephone & Telegraph. Mr. Ramsley graduated from Lafayette College with a B.A. in Economics and from University of Massachusetts – Amherst with an M.B.A. in Finance. FranVentures believes that Mr. Ramsley’s extensive financial and investment expertise will make him a valuable addition to the Board.

7

Mark D. Shaw, age 58, was a founder of UltraTech International, Inc., an environmental products company, in 1993. He has served as an officer, including Co-President and Chief Executive Officer of UltraTech International, Inc., since 2000. Prior to that, Mr. Shaw founded and served as President of Interpak, Inc., a rotational molding company, from 1994 to 2000. In addition, from 1988 to 1993, Mr. Shaw served as Chief Operating Officer of Enpac Corp., an American manufacturer of environmental safety products and global leader in spill containment. He currently serves on the board of directors of UltraTech International, Inc., Interpak, Inc., and LMT Corporation. Mr. Shaw graduated from Denison University with a B.A. in Economics. FranVentures believes that Mr. Shaw’s over 30 years of executive-level corporate management experience will make him a valuable addition to the Board.

David K. Waldman, age 42, is the Chief Investment Officer for Quark Ventures, LLC, a venture capital firm based in Europe and the U.S., since mid-2014. In addition, Mr. Waldman has served as President and Chief Executive Officer of Crescendo Communications, LLC, which provides both strategic/capital markets advisory and investor relations services, since 2006. Prior to founding Crescendo Communications, LLC, Mr. Waldman held senior positions with several New York City-based investor relations firms. Mr. Waldman graduated from Northwestern University with a B.S. in Communications and Political Science. FranVentures believes that Mr. Waldman’s financial, managerial and investment experience will make him a valuable addition to the Board.

8

PROPOSAL 1 — THE REMOVAL PROPOSAL

FranVentures is asking you to consent to the Removal Proposal to remove four members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) Michael Gorin, Charles Grant, JoyAnn Kenny-Charlton and Joseph Marucci and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

The Board is currently composed of four directors.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed. FranVentures does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors. If fewer than three directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then FranVentures intends to fill the vacancies in the following order: Walter Ramsley, Mark D. Shaw and David K. Waldman.

According to the Company’s Form 10-K filed with the SEC on September 13, 2016, as of the Record Date, there were 12,100,409 shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least 6,050,205 shares of outstanding voting securities would be necessary to effect Proposal 1 and remove the four members of the Board. Therefore, at least 3,686,626 shares, in addition to the 2,363,579 shares entitled to consent held by FranVentures, will be needed to effect Proposal 1 and remove the four members of the Board. If any stockholder consenting to Proposal 1 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 1. In the event that holders of less than 6,050,205 shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 1. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

FRANVENTURES URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

9

PROPOSAL 2 — THE ELECTION PROPOSAL

We do not believe the current Board has been acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, FranVentures is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of CLC: Walter Ramsley, Mark D. Shaw and David K. Waldman.

The Board is currently composed of four directors. All of the Nominees, if elected, would serve as a single class together on the Board. Each would hold office until such person’s successor has been elected or until such person’s death, resignation, retirement or removal. If four incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our three highly qualified director Nominees to serve on a Board composed of three members.

If FranVentures is successful in its solicitation of written consents to remove and replace at least three existing members of the Board, then a change in control of the Board may be deemed to have occurred under certain of CLC’s material contracts and agreements, and such a change in control may trigger certain change in control provisions or payments in certain of the Company’s plans and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Walter Ramsley, age 65, served as a Partner of Walrus Partners LLC, a registered investment adviser based in Minneapolis and devoted to the management of equity assets for high net worth, family office and institutional clients, from 1997 until his departure in December 2015. In addition, Mr. Ramsley has served as a consultant to Walrus Partners LLC, since January 2016. He has served as Executive Editor of various newsletters focused on high-performance emerging growth companies include Walter Ramsley’s Special Situation Letter, from 1998 to 2007, the Financial Research Center (FRC) Special Situations Letter, from 1985 to 1998, and as Assistant Editor of Value Line Special Situations Service, from 1976 to 1980. From 1980 to 1985, Mr. Ramsley served as Senior Analyst of Market Planning and Development at Wang Laboratories, Inc., a computer hardware company. Mr. Ramsley began his career in 1973 as a Managerial Accountant at Continental Baking Company, a subsidiary of International Telephone & Telegraph. Mr. Ramsley graduated from Lafayette College with a B.A. in Economics and from University of Massachusetts – Amherst with an M.B.A. in Finance. FranVentures believes that Mr. Ramsley’s extensive financial and investment expertise will make him a valuable addition to the Board.

Mark D. Shaw, age 58, was a founder of UltraTech International, Inc., an environmental products company, in 1993. He has served as an officer, including Co-President and Chief Executive Officer of UltraTech International, Inc., since 2000. Prior to that, Mr. Shaw founded and served as President of Interpak, Inc., a rotational molding company, from 1994 to 2000. In addition, from 1988 to 1993, Mr. Shaw served as Chief Operating Officer of Enpac Corp., an American manufacturer of environmental safety products and global leader in spill containment. He currently serves on the board of directors of UltraTech International, Inc., Interpak, Inc., and LMT Corporation. Mr. Shaw graduated from Denison University with a B.A. in Economics. FranVentures believes that Mr. Shaw’s over 30 years of executive-level corporate management experience will make him a valuable addition to the Board.

10

David K. Waldman, age 42, is the Chief Investment Officer for Quark Ventures, LLC, a venture capital firm based in Europe and the U.S., since mid-2014. In addition, Mr. Waldman has served as President and Chief Executive Officer of Crescendo Communications, LLC, which provides both strategic/capital markets advisory and investor relations services, since 2006. Prior to founding Crescendo Communications, LLC, Mr. Waldman held senior positions with several New York City-based investor relations firms. Mr. Waldman graduated from Northwestern University with a B.S. in Communications and Political Science. FranVentures believes that Mr. Waldman’s financial, managerial and investment experience will make him a valuable addition to the Board.

Mr. Waldman has received approximately $125,000 in consulting fees and reimbursed expenses for investor relations services he provided for the Company, since July 2014.

The principal business address of Mr. Ramsley is 6041 E. Country Club Vista Drive, Tucson, Arizona 85750. The principal business address of Mr. Shaw is 11542 Davis Creek Court, Jacksonville, Florida 32256. The principal business address of Mr. Walman is 626 RXR Plaza, Uniondale, New York 11556.

Messrs. Ramsley, Shaw and Waldman are citizens of the United States.

As of the date hereof, Mr. Ramsley does not beneficially own any securities of the Company and has not engaged in any transactions in securities of the Company during the past two years. As of the date hereof, Mr. Shaw beneficially owns 506,000 shares of Common Stock consisting of (i) 180,000 shares of Common Stock owned jointly by Mr. Shaw and his wife and (ii) 326,000 shares of Common Stock owned directly by Mr. Shaw. As of the date hereof, Mr. Waldman directly owns 5,900 shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of FranVentures and the Nominees are collectively referred to as the “Group” herein. Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two years by Messrs. Shaw and Waldman, see Schedule I.

The shares of Common Stock owned directly by Mr. Shaw and jointly with his wife were purchased from the Company in a private placement with personal funds. The shares of Common Stock owned directly by Mr. Waldman were purchased in the open market with personal funds.

On December 9, 2016, FranVentures, LLC, Brian Pappas and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the parties agreed to form the Group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

FranVentures believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings between members of FranVentures and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected. No Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

11

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than three directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then FranVentures intends to fill the vacancies in the following order: Walter Ramsley, Mark D. Shaw and David K. Waldman.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, FranVentures may designate such other nominee or nominees to be elected to the Board. In any such case, we would identify and properly designate such substitute nominees in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

FranVentures URGES YOU TO CONSENT TO THE ELECTION OF ALL THREE OF THE Nominees.

12

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. CLC’s Certificate of Incorporation, as amended, does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Accordingly, under Delaware law, the entire Board or any individual director may be removed from office, with or without cause, by the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors.

Article II, Section 2.14(a) of the Bylaws currently provides, in relevant part, that (i) “any vacancy in the Board caused by any removal of one or more directors, with or without cause, may be filled at the stockholder meeting at which such removal is effected or in the written instrument effecting such removal, if the removal is effected by unanimous consent without a meeting by the stockholders entitled to vote for the election of the director so removed.” The Nominees believe that to the extent this bylaw purports to restrict the ability of the Company’s shareholders to act on written consent, it is contrary to Section 228 of the DGCL and therefore unenforceable.

Delaware law provides that if a corporation’s bylaws do not reserve the power of the Board to set a record date for the determination of the stockholders entitled to express consent to corporate action in writing without a meeting, the date of the delivery of the first signed written consent to corporate action by a stockholder shall establish the record date.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to CLC within 60 days of the earliest dated written consent delivered to CLC. FranVentures delivered a signed written consent to CLC on December 9, 2016. Consequently, FranVentures will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than February 7, 2017. Nevertheless, we intend to set January 31, 2017 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. FranVentures reserves the right to submit to CLC consents at any time within 60 days of the earliest dated written consent delivered to CLC.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

13

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to FranVentures or to the principal executive offices of CLC. Although a revocation is effective if delivered to CLC, FranVentures requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to FranVentures at the address set forth on the back cover of this Consent Statement, so that FranVentures will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the Proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

FRANVENTURES URGES YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by FranVentures. It is anticipated that the Participants will participate in the solicitation of proxies in support of our Nominees set forth in this Consent Statement. The Participants will receive no additional consideration if they assist in the solicitation of proxies. Solicitations of consents may be made in person, by telephone, by email, through the internet, by mail and by facsimile. Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of stockholders will not exceed $25,000. The total expenditures to date in furtherance of, or in connection with, the solicitation of stockholders is approximately $[_________].

 Costs related to this solicitation of consents, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Participants. To the extent legally permissible, the Participants will seek reimbursement from the Company for those expenses if any of our Nominees is elected. The Participants do not currently intend to submit the question of such reimbursement to a vote of the stockholders.

14

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. During the Company’s previous fiscal year, FranVentures believes that all members of FranVentures complied with all Section 16(a) filing requirements.

ADDITIONAL PARTICIPANT INFORMATION

FranVentures, LLC, Brian Pappas, Christine H. Pappas, and the Nominees are participants in this solicitation. FranVentures, LLC is engaged in the business of investing in securities of companies, including those of CLC. Mr. Pappas serves as a Director and Managing Director of FranVentures, LLC. Mrs. Pappas is a member of FranVentures, LLC.

The address of the principal office of each of FranVentures, LLC, Mr. Pappas and Mrs. Pappas is 796 Cypress Crossing Trail, St. Augustine, Florida 32095.

As of the date hereof, FranVentures, LLC, directly beneficially owned 1,838,429 shares of Common Stock. As of the date hereof, Mr. Pappas may be deemed the beneficial owner of 1,851,679 shares of Common Stock consisting of (i) 1,838,429 shares directly owned by FranVentures, LLC, in his capacity as a Director and Managing Director of FranVentures, LLC, and (ii) 13,250 shares of Common Stock owned directly. As of the date hereof, Mrs. Pappas, as a member of FranVentures, LLC, and the wife of Mr. Pappas, may be deemed the beneficial owner of 1,851,679 shares of Common Stock consisting of (i) 1,838,429 shares directly owned by FranVentures, LLC, and (ii) 13,250 shares of Common Stock owned directly by Mr. Pappas.

FranVentures, LLC, Brian Pappas, Christine H. Pappas, and the Nominees may be deemed members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 2,363,579 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The Shares of Common Stock owned directly by FranVentures, LLC, were acquired in a private placement on July 2, 2010 when B2Health, Inc. was acquired by BFK Franchise Company, LLC, an entity controlled by Mr. Pappas, through an exchange of shares. No cash was required for this purchase. Mr. Pappas acquired (i) 10,000 shares of Common Stock on June 18, 2015 for $5,946 through an open market purchase with his personal funds and (ii) 3,250 shares of Common Stock on or about June 20, 2016 as an inheritance from Jeanette S. Pappas.

15

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any of the Proposals to be acted on in this solicitation.

As disclosed in a Schedule 13D filed by certain of the Participants on October 27, 2016, there is currently litigation pending in which certain of the Participants in this Consent Solicitation are parties adverse to the Company and its subsidiaries. Except as otherwise noted elsewhere in this Consent Statement, there are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Since the Company did not hold an annual meeting of stockholders in the previous year, Rule 14a-8 of the Exchange Act provides that proposals of stockholders intended to be presented at the Company’s next annual meeting of stockholders (the “Next Annual Meeting”), in order to be included in the Company’s proxy statement and the form of proxy for the Next Annual Meeting, must be delivered to the Company’s principal executive officers a reasonable time before the Company begins to print and send its proxy materials for the Next Annual Meeting. As of the date hereof, the Company has not announced publicly the date of the Next Annual Meeting.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the Next Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than ninety days nor more than one hundred and twenty days prior to the first anniversary of the preceding year’s annual meeting of stockholders or, if there was no annual meeting held in the preceding year or if the date of the current year’s annual meeting is not within thirty days before or after such anniversary, by the close of business on the tenth day following the day on which public announcement of the date of the current year’s annual meeting is first made. As of the date hereof, the Company has not announced publicly the date of the Next Annual Meeting and has not previously held an annual meeting of stockholders. Therefore, we are unable to provide a date by which a proposal not intended to be included in the Company’s proxy materials for the Next Annual Meeting must be received by the Company to be considered timely under the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s next annual meeting of stockholders is based on information contained in the Company’s Bylaws. The incorporation of this information in this Consent Statement should not be construed as an admission by FranVentures that such procedures are legal, valid or binding.

16

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED [WHITE] CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to FranVentures at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call FranVentures at the number listed below.

FRANVENTURES, LLC 796 CYPRESS CROSSING TRAIL ST. AUGUSTINE, FLORIDA 32095 (904) 825-0873

Information Concerning the company

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although FranVentures does not have any information that would indicate that any information contained in this Consent Statement that has been taken from such documents is inaccurate or incomplete, FranVentures does not take any responsibility for the accuracy or completeness of such information.

FRANVENTURES, LLC

__________, 2016

17

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

BRIAN PAPPAS

4,600	06/18/2015
5,400	06/18/2015
3,250*	06/20/2015

DAVID K. WALDMAN

100	02/18/2015
400	02/18/2015
500	02/19/2015
1,000	02/20/2015
1,000	02/20/2015
1,400	02/20/2015
500	06/15/2015
1,000	07/07/2015

* Acquired as an inheritance from Jeanette S. Pappas.

I-1

SCHEDULE II

The following table is reprinted from the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2016.

The following table shows, at January 1, 2016, information with respect to those persons owning beneficially 5% or more of the Company’s common stock and the number and percentage of outstanding shares owned by each Director and named executive officer and by all current executive officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment powers over their shares of common stock, and the address of each owner listed is c/o the Company, 701 Market Street, Suite 113, St. Augustine, Florida 32095.

			Percent of
	Shares		Outstanding
Name	Owned		Shares

Brian Pappas	1,875,667	(1)	15.6%
Michele Cote	1,401,700	(2)	11.7%
Rod Whiton	498,501		4.2%
Dan O’Donnell	259,800	(3)	2.2%
Joseph Marucci	55,083		0.5%
Michael Gorin	43,000		0.4%
Charles Grant	—		0.0%
JoyAnn Kenny-Charlton	—		0.0%

All officers and directors as a group	4,133,751		34.9%

_______________

(1) Shares are held of record by FranVentures, LLC, a limited liability company managed by Mr. Pappas.

(2) Shares are held of record by Cote Trading Company, LLC, a limited liability company controlled by Ms. Cote.

(3) Includes 20,000 shares issuable upon the exercise of vested stock options.

II-1

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 20, 2016

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF CREATIVE LEARNING CORPORATION TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY FRANVENTURES, LLC, AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, “FRANVENTURES”)

C O N S E N T

Unless otherwise indicated below, the undersigned, a stockholder of record of Creative Learning Corporation (the “Company”) on December 9, 2016 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.0001 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. FRANVENTURES RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1 AND 2.

1.	Remove without cause Michael Gorin, Charles Grant, JoyAnn Kenny-Charlton and Joseph Marucci, and any person (other than those elected by the consent solicitation made by FranVentures) elected or appointed to the Company’s Board of Directors (the “Board”) to fill any vacancy on the Board or any newly-created directorships on or after December 9, 2016 and prior to the effective date of these proposals.
☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 1, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

2.	Elect Walter Ramsley, Mark D. Shaw and David K. Waldman, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).
☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1 is not subject to, or conditioned upon, the effectiveness of Proposal 2. Proposal 2 is conditioned, in part, upon the effectiveness of Proposal 1. If none of the then existing members of (or appointees to) the Board are removed in Proposal 1, and there are no vacancies to fill, none of FranVentures’ nominees can be elected pursuant to Proposal 2. If fewer than four directors are removed pursuant to Proposal 1 and there are more nominees receiving the requisite number of consents to fill vacancies pursuant to Proposal 2 than the number of such resulting vacancies, then FranVentures intends to fill the vacancies in the following order: Walter Ramsley, Mark D. Shaw and David K. Waldman.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY FRANVENTURES AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.